Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
Mail Stop 3561
Division of Corporate Finance
Securities and Exchange Commission
Washington D. C. 20549

Re: Educational Development Corporation
Form 10-K for Fiscal Year Ended February 28, 2015
Filed May 28, 2015
File No. 000-04957
Definitive Proxy Statement on Schedule 14A
Filed June 16, 2015
File No. 000-04957

Dear Ms. Ransom:

In response to your comments in your letter dated February 16, 2016, letter:

Form 10-K for Fiscal Year Ended February 28, 2015
Directors and Executive Officers of the Registrant
(b) Identification of Executive Officers, page 18

1.
We note your disclosure that the “[i]nformation regarding [y]our executive officers required by Item 401 of Regulation S-K is presented in Item 1 under the subcaption ‘Executive Officers.’” However, no such disclosure appears to be included in this filing. In future filings, please ensure that the information required by Item 401 of Regulation S-K is properly disclosed in your Annual Report on Form 10-K. Please tell us what this disclosure will look like.

In future filings either on Form 10-K or in our annual proxy statement, we will have a disclosure similar to the following.

Executive Officers of the Registrant

The name, age, period of service and title of each of our executive offices as of March 25, 2016, are listed below.

Randall W. White
President and Chairman of the Board
Age: 73
President and Chairman of the Board of EDC since 1986 and Treasurer of EDC from February 1984. From 1980 until joining EDC in 1983, Chief Financial Officer of Nicor Drilling Company, Tulsa, Oklahoma, an oil and gas drilling company.

Marilyn Pinney	Controller and Corporate Secretary Age: 52 Controller and Corporate Secretary since 2007
Craig White	Vice President Information Technology Age: 47 Vice President Information Technology since 1994

Signatures

2.	In future filings, please revise the second signature block to identify your principal executive officer. Refer General Instruction D (2) to Form 10-K.

In future filings of our annual Form 10-K, we will parenthetically denote our Principal Executive Officer to Randall W. White’s title since he also represents the company in this capacity.

Definitive Proxy Statement on Schedule 14A

Compensation of Directors, page 8

3.	In future filings, please provide a table detailing the compensation for your directors. Refer to Item 402(r) of Regulation S-K. Please tell us what this disclosure will look like.

In future filings of our annual proxy statement, we will have a disclosure similar to the following with the appropriate narrative as needed.

Director Compensation

Name	Fees earned or paid in cash($)	Stock Awards($)	Option Awards($)	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All Other Compensation($)	Total($)
Ronald T. McDaniel	800						800
Kara Gae Neal	800						800
John A. Clerico	400						400
Randall W. White	0						0
Betsy Richert	800						800

Employment Contracts, page 10

4.
In future filings, please disclose the material terms of Ms. Pinney’s employment agreement as your Principal Financial and Accounting Officer. Refer to Item 402(o)(1) of Regulation S-K. If applicable, please also disclose in the Summary Compensation Table, any compensation paid or earned by Ms. Pinney. Refer to Item 402(m)(2) of Regulation S-K. Please tell us what your disclosure will look like.

In future filings either on Form 10-K or in our annual proxy statement we will disclose that no formal employment agreement is in place for Ms. Pinney’s employment.   For future Executive Compensation tabular disclosure, we will have a disclosure similar to the following with the appropriate narrative as needed.

Summary  Compensation Table

Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Stock Awards($)	Option Awards($)	Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All Other Compensation($)	Total($)
Randall W. White	2016	155,000	28,000					11,600	194,600
Randall W. White	2015	150,000	28,000					3,300	181,300

Craig White	2016	101,200	10,000					12,900	124,100
Craig White	2015	95,000	10,000					3,700	108,700

Ms. Pinney’s annual compensation for the respective fiscal years ended February 28, 2015 and 2014 did not exceed $100,000 and thus, is not disclosed in the Executive Compensation table as permitted under Item 402 (m)(2)(iii) of Regulation S-K.  The Company will include Ms. Pinney’s annual compensation in future filings if she meets or exceeds the $100,000 annual compensation threshold.

Compensation Committee Report, page 10

5.
Please revise your disclosure in future filings, to provide a more detailed discussion of the performance-based cash bonus component of your compensation plan. Refer to Item 402(m)(1) of Regulation S-K. Please tell us what your future disclosure will look like.

In future filings either on Form 10-K or in our annual proxy statement, we will have a disclosure similar to the following.

Annual Bonuses

The Company has not had a formal policy regarding bonuses, and payment of bonuses has been purely discretionary and is largely based on the recommendations of the Compensation Committee. Cash bonuses are not expected to be a significant portion of the executive compensation package. The annual discretionary bonus is reported in the “Bonus” column of the “Summary Compensation Table” for each Named executive officer.

Finally, Educational Development Corporation’s management recognizes:

•	that it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Marilyn Pinney
Controller and Corporate Secretary
Educational Development Corporation